July 3, 2013

VIA EDGAR

Mr. Justin Dobbie

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ducommun Incorporated
Registration Statement on Form S-3
Filed May 15, 2013
File No. 333-188630

Dear Mr. Dobbie:

On behalf of our client, Ducommun Incorporated (the “Company”), we are submitting this letter in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated May 30, 2013 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3 (File No. 333-188630), filed with the Commission on May 15, 2013 (the “Registration Statement”). For your convenience, we have reproduced the Staff’s numbered comments in bold italicized text below before our corresponding response. Concurrently with the submission of this response letter, the Company is filing today Amendment No. 1 to the Registration Statement (the “Amendment”) reflecting the changes requested by the Staff’s comments.

Registration Statement Cover Page

1.	We note your disclosure in footnote 6 to the Calculation of Registration Fee table that the securities registered also include such indeterminate number of shares of common stock, debt securities and preferred stock that may be issued upon conversion, exercise or settlement of other securities. To the extent that separate consideration is to be received, please confirm that the maximum aggregate amount of such consideration is included in the maximum aggregate offering price of all securities sold.

The Company hereby confirms that, to the extent that separate consideration is to be received for such indeterminate number of shares of common stock, debt securities and preferred stock that may be issued upon conversion, exercise or settlement of other securities, the maximum aggregate offering amount of such consideration is included in the maximum aggregate offering price of all securities sold.

Exhibit 5.4

2.	Please remove (f) in the second paragraph on page 1 of the opinion as it is inappropriate to assume material facts underlying the opinion or any readily ascertainable facts.

We have removed (f) in the second paragraph on page 1 of the opinion filed as Exhibit 5.4 to the Amendment.

*            *             *

In connection with the Company’s response to the Staff’s Comment Letter, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we might provide to assist the Staff’s review, please call me at (213) 229-7196.

Very truly yours,

/s/ Dhiya El-Saden

Dhiya El-Saden

cc:	James S. Heiser, Ducommun Incorporated

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